Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 30, 2023

Relating to Preliminary Prospectus Supplement dated November 30, 2023 and

Prospectus dated June 9, 2022

Registration No. 333-265509

Golub Capital BDC, Inc.

$450,000,000

7.050% Notes due 2028

PRICING TERM SHEET
November 30, 2023

The following sets forth the final terms of the 7.050% Notes due 2028 (the “Notes”) being offered pursuant to the preliminary prospectus supplement dated November 30, 2023, together with the accompanying prospectus dated June 9, 2022, relating to these securities (the “Preliminary Prospectus”), should be read together with the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Golub Capital BDC, Inc. (the “Company”)

Security:	7.050% Notes due 2028

Expected Ratings (Fitch/Moody’s/S&P)*:	BBB- (rating watch positive) 1 / Baa3 (positive) / BBB- (stable)

Aggregate Principal Amount Offered:	$450,000,000

Trade Date:	November 30, 2023

Settlement Date**:	December 5, 2023 (T+3)

Maturity Date:	December 5, 2028

Interest Payment Dates:	June 5 and December 5, commencing June 5, 2024

Record Dates:	May 19 and November 19, as the case may be, immediately preceding the relevant interest payment date

Price to Public (Issue Price):	98.927% of the aggregate principal amount

Coupon (Interest Rate):	7.050%

Yield to Maturity:	7.310%

Spread to Benchmark Treasury:	+ 300 basis points

Benchmark Treasury:	4.875% due October 31, 2028

Benchmark Treasury Price and Yield:	102-15¼ and 4.310%

1 Fitch assigned a BBB (EXP) rating to this unsecured issuance. The completion of the unsecured debt issuance is expected to yield an upgrade of the ratings by one notch to BBB.

Optional Redemption:	Prior to November 5, 2028 (one month prior to the maturity date of the Notes), or the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date, or
• (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points less (b) interest accrued to the date of redemption.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	38173M AD4 / US38173MAD48

Joint Book-Running Managers:	SMBC Nikko Securities America, Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
Regions Securities LLC
Santander US Capital Markets LLC
SG Americas Securities, LLC

Co-Managers:	Capital One Securities, Inc.
CIBC World Markets Corp.
Comerica Securities, Inc.
WauBank Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the Notes will be made against payment therefor on or about December 5, 2023, which will be the third business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and is not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. The Company has filed the Preliminary Prospectus for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering can arrange to send you the Preliminary Prospectus if you request them by calling SMBC Nikko Securities America, Inc. at 1-888-868-6856, J.P. Morgan Securities LLC at 212-834-4533 or Wells Fargo Securities, LLC at 1-800-645- 3751.

ABOUT GOLUB CAPITAL BDC, INC.

The Company is an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended. The Company invests primarily in one stop and other senior secured loans of U.S. middle market companies that are often sponsored by private equity investors. The Company’s investment activities are managed by its investment adviser, GC Advisors LLC, an affiliate of the Golub Capital LLC group of companies (“Golub Capital”).

ABOUT GOLUB CAPITAL

Golub Capital is a market-leading, award-winning direct lender and credit asset manager. The firm specializes in delivering reliable, creative and compelling financing solutions to companies backed by private equity sponsors. Golub Capital’s sponsor finance expertise also forms the foundation of its Broadly Syndicated Loan and Credit Opportunities investment programs. Golub Capital nurtures long-term, win-win partnerships that inspire repeat business from private equity sponsors and investors.

As of October 1, 2023, Golub Capital had over 850 employees and over $60 billion of capital under management, a gross measure of invested capital including leverage. The firm has lending offices in New York, Chicago, Miami, San Francisco and London.